SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the National Securities and Exchange Commission dated April 22, 2009 regarding the commercial agreement between Telefónica de Argentina S.A. and DirecTV

Item 1

Telefónica de Argentina S.A.

Buenos Aires, April 22nd, 2009

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Commercial Agreement with DirecTV

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as “Telefónica”), domiciled at Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of Section 2, Part 21, General Resolution No. 368 of the Comisión Nacional de Valores (National Securities and Exchange Commission).

Further to the above, please be advised that Telefónica and DIRECTV will offer a package of broadband, telephone and satellite TV services within the framework of the commercial agreement signed by both companies.

In the first phase, the offer will be made available to clients of Bariloche City, Province of Rio Negro and then it will be extended to the rest of the areas served by Telefónica and DIRECTV.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	April 23, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel